SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, dated May 15, 2003, regarding resignation of nonexecutive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ ALAN MCCULLOCH
Alan McCulloch
Assistant Company Secretary

RESIGNATION OF SCOTTISH POWER NON-EXECUTIVE DIRECTOR

ScottishPower today announced that Philip Carroll jnr has resigned as Non-executive Director with immediate effect following his appointment, in connection with Iraq’s post war reconstruction, to be chairman of an advisory board with oversight of the Iraqi Oil Ministry.

Mr. Carroll joined the ScottishPower board in January 2002.

ScottishPower Chairman Charles Miller Smith said: “Philip’s experience of the American and international energy and engineering sectors has been of great value to ScottishPower. We wish him well.”

Further information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515